Exhibit 11.1

CODE OF CORPORATE CULTURE OF OAO TATNEFT

[TRANSLATION FROM RUSSIAN]

OAO TATNEFT Code of Corporate Culture.doc

OAO TATNEFT

Code of Corporate Culture

The Code of Corporate Culture equally applies to all employees of OAO Tatneft and other businesses of the Tatneft Group. All Company’s employees voluntarily accept the obligation of adhering to the principles, standards and regulations of the business conduct, established by this Code.

This Code of Corporate Culture is an integral part of the OAO Tatneft Code of Corporate Governance. It was adopted at the meeting of the Board of Directors on December 26, 2003.

© Tatneft, 2003

Dear colleagues,

OAO Tatneft is a dynamic high-tech oil company. Many professionals, such as geologists, drillers, construction specialists, engineers, economists, and marketing officers, work for our company. In our respective areas we solve different tasks but there is also something that is common for all of us – a desire to make our company even more successful and effective.

We present to you the OAO Tatneft Code of Corporate Culture, a document of extreme significance for all of us. It describes values and ethical standards underlying our work and defines a consistent behavioral standard for the whole company. In order to work as one entity, all company’s divisions have to understand moral guidelines well. Once values and strategic goals of the company are clearly defined each employee should be able to see how OAO Tatneft develops, what principles the relationship between shareholders and customers is based upon, or what kind of effort is expected from the company staff.

Adopting this Code will be an important stage in our company’s evolution and help to meet our goals. We are willing to become the most favorable and reliable partner for our shareholders, investors and consumers, and the best employer for our staff members. We do everything possible to ensure that all customers, employees and residents of the regions where our company operates respect OAO Tatneft for honesty, openness, and professionalism of its employees. The company’s success depends on every one of us.

S.F. Takhautdinov, General Director of OAO Tatneft

Chapter I. Our company – OAO Tatneft

OAO Tatneft: today’s experience is tomorrow’s wealth

Evolution of the OAO Tatneft businesses

•	More than 50 years of involvement in oilfield development

•	31 structural units and 43 subsidiaries

•	a team of like-minded success-driven professionals

•	about 70 thousand specialists

•	dynamic rates of capitalization

Oil reserves and production

•	annual production volume of about 25 million tons

•	proven recovery of more than 2.7 billion tons

•	development of Romashkinskoye, one of the world’s largest oil fields

•	Russia’s sixth and the world’s thirtieth largest oil producer

•	the world’s eighteenth largest proven oil reserves

Refining and petrochemistry

•	efficient production and sales of oil products

•	company-owned oil refineries

•	leader of the Russian tire industry

•	running a regional net of gas stations in Russia

R & D

•	a powerful R & D potential

•	more than 2000 inventions and patents

•	implementation of highly complex technological projects in 10 countries

•	use of the most advanced resource-saving technologies

Social responsibility

•	active engagement in the social life of the Republic of Tatarstan

•	implementation of regional socio-economic development programmes

•	construction of social and cultural facilities

Our mission is to ensure the maximum growth of the value of OAO Tatneft as a vertically integrated and internationally recognized oil company.

Our main goals are

•	continuous and dynamic development,

•	increased rate of capitalization,

•	economic and social prosperity of Russia and Tatarstan,

•	high and stable rates of profit,

•	better performance standards for oil industry, and

•	protection of environment.

Company values:

Employees are the main asset of our Company. OAO Tatneft seeks to constantly improve and develop its intellectual and human capital.

Respecting each individual means respecting other people’s views, tolerating differences, discussing problems in an open and candid manner, and collectively finding solutions for operational tasks.

Caring for retired employees means being responsible for those who have been building up our Company for many years as well as realizing social programmes, transferring experience, and training apprentices.

Sparing use of land resources means protecting the environment, using ecologically safe technologies, and being responsible for future generations of Tatarstan people.

Professionalism means an intimate knowledge of your area of work, approaching your duties responsibly and meticulously, fulfilling assigned tasks with high quality and in time, and improving your professional qualifications.

Constant learning and development means permanently moving forward, creating conditions for development of our employees’ talents and skills, and supporting young people.

Cooperation means dealing with shareholders, partners and government agencies in an open and candid manner, and working as a close-knit team every member of which is responsible for the final result and our Company’s success.

Efficiency means achieving maximum results through optimized use of human, natural and financial resources.

Innovation means developing and implementing cutting-edge oil industry technologies and finding the most effective solutions.

Scientific approach means performing an in-depth analysis of the management, technology and production tasks on the basis of modern knowledge and expertise.

Continuity means intensive work effort of many generations of oil workers and respectful attitude to the company’s traditions that led to this success.

Company’s operating policy

•	Our company always complies with the applicable laws.

•	Our company is a responsible partner of the Government.

•	Our company protects its shareholders’ rights.

•	Our company values and respects its employees.

•	Our company provides truthful information on its activities to shareholders, customers and employees.

•	Our company always acts in accordance with the highest ethical standards.

•	Our company has a policy of zero tolerance for corruption and bribery.

•	Our company uses resources with maximum efficiency.

•	Our company employs the most advanced technologies.

•	Our company takes care of the environment.

•	Our company cooperates with public organizations.

•	Our company seeks to make each employee feel proud of being an OAO Tatneft staff member.

Company’s responsibility

We are responsible before our shareholders

•	for dynamic growth and evolution of our Company,

•	for increased rates of our Company’s capitalization,

•	for effectiveness of our operations,

•	for maintaining our Company’s good reputation;

before our staff members

•	for a decent life standard,

•	for personal and professional growth opportunities,

•	for social security,

•	for safety in the workplace;

before consumers

•	for high quality of our goods and services,

•	for continuous improvement of our products,

•	for meeting the changing consumers’ demands,

•	for truthful information about our Company’s products;

before our business partners

•	for adhering to our Company’s ethical standards,

•	for timely and precise performance of all agreements,

•	for keeping our word,

•	for the fairness of competition;

before peoples of Tatarstan, Russia and the world

•	for economic and social prosperity of the regions where our Company operates,

•	for an efficient and humane employment policy,

•	for the knowledge-based and effective use of natural resources,

•	for creating decent living conditions for the future generations.

Chapter II. Rules and standards of business ethics

General provisions

The public image of OAO Tatneft as an honest and candid company that adheres to high ethical standards in its business is central to our success and prosperity. Following high ethical standards and maintaining a good public image of our Company shall be a major goal of each employee. Any breach of business ethics can destroy the trust business partners, customers and government agencies put in our Company.

Our Company’s employees shall always act legally, and know and understand well the applicable laws which regulate their professional activities. To avoid breaching the law in controversial and complicated situations, they shall seek guidance within the Legal Department of our Company.

Not only the results but also how they were achieved matter for our Company. Our employees shall follow the ethical standards laid down in this Code even if their commitment causes financial losses for our Company. Impressive results, if achieved under breach of ethical standards, blemish our Company’s public image and, in the end, may cause an even bigger financial loss.

Our employees shall not make important decisions if they know that their level of professional competence is not sufficient. Any suggestions and recommendations shall be presented only after the problem in question and all relevant data have been carefully considered.

Facing a complicated situation which is not referred to in the law or this Code, an employee shall consult with colleagues and ask himself/herself the following questions:

1.	Am I acting in a proper manner?

2.	Would my colleagues disapprove of my actions?

3.	Would my actions cause the shareholders’ discontent?

4.	Would my actions strengthen the public image of OAO Tatneft as a company that adheres to the highest moral standards?

5.	Would I want my actions reported in the corporate newspaper?

6.	Would my actions agree with the high standards of business ethics adopted by our Company?

Company’s employees

Our company pursues an open, honest and fair policy in regard to its staff. This policy is valid for all levels of human resources management:

•	Selection of candidates,

•	Engagement,

•	Movements and promotions,

•	Termination of employment,

•	Training, and

•	Payment of bonuses and compensations.

Our Company provides each employee with an opportunity for further professional and career development. Career development within our Company primarily depends on the following qualities:

•	professionalism,

•	appropriate abilities and aptitudes,

•	energy and initiative,

•	ability to work for a result, and

•	speed and precision.

Our Company seeks to create an effective system of cash and in-kind rewards for our employees, which would allow:

•	assessing every employee’s contribution without bias,

•	attracting the best-qualified employees, and

•	encouraging the employees’ personal development and professional growth.

Our Company cares for well-being and social security of its employees and their families, provides different types of insurance, and implements social programmes. Our Company supports job veterans, retirees, people with work-related disabilities, and family members of workers who sustained workplace injuries.

All major aspects of mutual obligations of the staff and the Company are referred to in the Collective Agreement and Employment Contract.

In-house audit and financial operations

Honesty, transparency and openness of accounting, budgeting and project feasibility information are fundamental for our Company. Books on all financial transactions of OAO Tatneft shall be kept in accordance with the established procedures for designing documents of this kind as well as Company’s regulations and the applicable law.

OAO Tatneft has its own corporate audit service which controls the following aspects:

•	correct usage of assets and funds,

•	accuracy of revenue and expenditure records,

•	effectiveness of financial operations, and

•	degree of precision and accuracy to which the Company’s employees abide by accounting, administrative and financial regulations while preparing financial reports.

All Company’s employees shall unreservedly support the personnel of external and in-house audit services and supply full and truthful information required by statutory regulations. Disciplinary and material responsibility for financial transgressions is detailed in the OAO Tatneft Corporate Governance Code (Chapter on Disciplinary and Material Responsibility in Finance).

Protection of Company’s interests

Making decisions about any aspects of the Company’s operations, our employees shall be solely guided by OAO Tatneft interests. Our employees shall use the Company’s assets only to further advance its business interests and not for their personal advantage.

Our Company’s employees shall abstain from any activities if these:

•	are inconsistent with the Company’s operations,

•	are contrary to the Company’s interests, or

•	may discredit the Company’s honesty and reliability.

A conflict of interest emerges if an employee, while solving operational tasks, pursues personal instead of the Company’s interests. Our employees shall avoid situations where conflicts of interest may emerge. Decisions made under influence of a conflict of interest can taint the reputation of both the employee and the whole Company and, thus, shall be excluded.

Offering a bribe in order to achieve commercial gain is an unlawful act. Giving and receiving cash, gifts or services in order to improperly influence a decision is impermissible.

If a Company’s employee receives courtesies or services that can be used to improperly influence the existing business relationship, he/she shall report such an incident to his/her immediate supervisor no later than the next business day.

Work-related duties and personal relationships

If the spouse or close relative of a Company’s employee work for a company or owns a company which is a customer, a supplier or a competitor of OAO Tatneft, the respective employee shall not participate in making decisions about business operations involving this company. This employee shall not discuss with the above-mentioned persons any confidential information concerning our Company.

Blood or personal ties of our Company’s employees shall not affect their work-related duties or influence their decisions. Our Company discourages its employees from attempts to influence decisions concerning their relatives employed by OAO Tatneft.

Secondary employment

If an employee, apart from working for our Company, works for another employer, this employment shall

•	occur only at his/her leisure time when the employee is not performing his/her main employment duties,

•	not adversely affect his/her main employment duties,

•	not damage our Company’s public image or material interests,

•	not contravene provisions of this Code, and

•	be reported to the employee’s supervisor.

Confidential information

All Company’s information shall be protected according to the level of its importance and confidentiality. Our Company’s employees shall never and under no circumstances use confidential information they accessed in the workplace for private purposes or in the interest of a third party.

Some, which the OAO Tatneft employees have access to, may have a sensitive nature. The Company clearly specifies which information is considered confidential and who shall have access to it. The employees shall be informed about the relevant decisions. When engaged, the employees agree not to disclose information which constitutes a commercial secret.

Parts of the Company’s information might be not classified yet be of interest for competitors and other companies. Such information is a property of the Company and shall not be disclosed. Among other things, such information may refer to

•	the Company’s financial operations,

•	business development plans,

•	production processes,

•	planned advertising activities,

•	customers and suppliers,

•	salary rates and social security payments,

•	intended changes of management,

•	individual traits of employees, or

•	registration list of Company’s shareholders.

Our Company shall under no circumstances request or demand that employees disclose confidential information they accessed while working for other company or companies.

Information can be passed on to a third party (for instance, media representatives) if it is in our Company’s interest and in conformity with the law. Information shall be provided only with permission of a division manager.

Relationship with customers, suppliers and investors

The relationships between our Company and its customers and suppliers shall be guided by the following standards:

•	integrity,

•	respect for partners,

•	openness, and

•	fairness.

OAO Tatneft respects ethical standards of our partners which, among other things, can be molded by cultural and other differences. OAO Tatneft favors those business partners who adhere to standards and rules of business ethics shared by our Company. Our Company never hires agents for performing actions which are inconsistent with these standards.

Our Company’s employees shall interact with customers and suppliers in the manner that excludes conflicts of interest. Decisions about purchase or sale of goods and services shall be solely made on the basis of their quality and competitive comparison of prices.

Relationships with competitors

Our Company supports free competition and entrepreneurship and pursues a candid and fair policy toward competitors. It complies with the legislative acts on competition and, in particular, the antitrust law.

None of the Company’s employees is allowed to pursue activities that contravene the antitrust law. Complex cases concerning ethical aspects of competition shall be referred to the Company’s Legal Department.

Political activities

OAO Tatneft abstains from supporting particular political parties or movements. At the same time, our Company reserves the right to engage into political discussions on issues that cause legitimate concerns with the Company, its employees and residents of the regions where the Company operates.

The Company’s employees who participate in political parties shall do so only in their leisure time and only as private individuals but not as representatives of OAO Tatneft.

Political affiliations, which do not constitute a breach of the applicable law, shall not influence the salary rates or career prospects of our Company’s employees.

Environment, health and safety

OAO Tatneft seeks to create a safe and ecologically friendly work environment in all its businesses. Every Company division has its own monitoring system which oversees the compliance with work safety, health care and environment protection rules. Every employee shall know these rules and strictly follow them in his/her work.

Smoking, alcohol consumption, and drug abuse adversely affect health and safety of our employees. OAO Tatneft prohibits its employees and other persons from

•	entering the Company’s premises while intoxicated, and

•	performing any job functions while intoxicated.

On the Company’s premises, smoking is permitted only in places designated as smokers’ areas.

Chapter III. Rules of business conduct

Relationship with colleagues

Relationships within the team influence the state of mind and work morale of our employees, and, thus, mold the outcome of our Company’s work effort. To create and maintain a comfortable work climate, our employees shall observe the following standards and rules of business ethics:

•	respect each other,

•	address your work mates – both supervisors and subordinates – politely,

•	in your workplace, abstain from occupations that are not consistent with your work duties,

•	do not project your frustration on your colleagues,

•	suppress foul language, fits of temper and aggression,

•	offer your fellow employees sincere praise for good work,

•	always apologize for your own indiscreet behavior,

•	do not let personal friendships improperly influence the work climate,

•	give assistance to your colleagues and share your experiences,

•	discuss your career prospects with your immediate superiors but not with your work mates, and

•	do not discuss personal or professional qualities of your fellow employees behind their back.

Relationship between superiors and subordinates

A functional professional relationship between superiors and subordinates is necessary to keep the Company’s daily effective operation going and ensure the Company’s further evolution. For this purpose, our employees shall observe the following standards and rules of business ethics:

•	show your subordinates a good example of abiding by the standards and rules of business ethics,

•	abstain from criticizing your subordinates in front of their work mates, do it one on one,

•	admit your own errors before your subordinates and do not persecute your subordinates for constructive criticisms,

•	if you are absent from your workplace for a long time inform your immediate supervisor about the reasons for your absence,

•	restrain from addressing improper behavior of a superior in front of your work mates; if you feel certain about your concerns, ask for a one-on-one meeting,

•	know the Company’s senior managers by sight and name,

•	greet your superior first if meeting him/her in a hallway or other common areas,

•	greet others first after entering a room even if you are a superior, and

•	reach out for a handshake first if you are a superior or an employee of a higher rank.

Relationships with the Company’s business partners

The way every employee of our Company behaves shapes the perception of our Company by our business partners and their willingness to cooperate with OAO Tatneft. While doing business with colleagues, partners and representatives of government agencies, our employees shall observe the following standards and rules of business conduct:

•	treat all business partners respectfully,

•	be composed and tactful,

•	restrain from discussing a business partner with another business partner,

•	always talk about your colleagues and OAO Tatneft with respect, thus, improving reputation and good public image of our Company,

•	never make a business partner wait; if it is unavoidable, offer your apologies,

•	listen to your conversation partner and let him/her fully express himself/herself,

•	place your critical remarks behind the praise and make sure that your criticism is business-like and constructive,

•	word your critical remarks in a fair manner, without offending your business partner,

•	always try to see the problem or situation with the eyes of your business partner,

•	address your conversation partner by his/her name as often as possible,

•	avoid preaching and stay open to your business partner’s argumentation even if you are trying to convince him/her of the opposite, and

•	offer your business partner only information which is directly related to the matters being negotiated.

Holding meetings and conferences

Meetings and conferences are an important part of our Company’s operations. Time designated for a meeting or a conference must be used with maximum efficiency. To achieve this, our employees shall observe the following ethic standards and rules:

•	arrive for a meeting or a conference with no delay,

•	read the agenda prior to the meeting, bring along all necessary materials, and prepare your questions or comments in advance,

•	turn off your mobile phone before the start of the meeting or conference,

•	quietly apologize if you need to leave or when you return to the meeting,

•	abstain from using a meeting as a forum for solving your personal problems,

•	when speaking, always know your time limit; the Chairperson shall remind speakers of their time limit,

•	do not extend your speech by using up time allotted to other speakers, and

•	when introducing a speaker, clearly pronounce his/her name, position, reasons behind the speech, and its topic.

Telephone communication

Good telephone manners of our employees help maintain our Company’s positive image with our staff, business partners and other stakeholders. While having a telephone conversation, our employees shall observe the following standards and rules of business ethics:

•	take a telephone call as soon as possible,

•	tell your name, position and division you work in, when you call a business partner or a colleague,

•	begin the telephone conversation by asking whether your call comes at a convenient time,

•	always carefully listen to your conversation partner,

•	a call shall normally be finished by the caller,

•	make no calls to people at work to discuss private matters; if there is an urgency, keep the conversation as short as possible,

•	if you leave a message on the answering machine, tell the date, time of calling, your name and company’s name, and then go on with a short explanation of why you are calling,

•	if the amount of information is large, send it by e-mail or fax,

•	if the person you wanted to speak to is not available, ask when you should call again and leave your name and telephone number,

•	if there is a call for your colleague who presently is not in the office help find him/her or take the message on his/her behalf,

•	if the connection was lost, it is the caller who should place the second call, and

•	if the caller dialed a wrong number, ask him/her politely to redial.

Introducing your colleagues and business partners

Our employees shall observe the following ethical standards and rules when introducing a colleague or a business partner:

•	a lower-in-rank employee shall be introduced first to the higher-in-rank employee, those with no titles shall be introduced first to those with titles,

•	if you introduce two persons to each other who have equal standing introduce first the person you know less to the person you know better,

•	if you see that your business partner or colleague forgot your name, be the first to offer it, preventing an awkward situation,

•	learn about the person you are going to introduce and ask him/her about how he/she wants to be introduced,

•	if you meet a new customer or business partner for the first time offer your business card,

•	if someone offers you his/her business card take it, showing courtesy and interest, and

•	if you need to keep a person or a company on record, ask for a business card.

Dress code

Appearance of each employee is a cornerstone of the Company’s image. Our employees shall observe the following dress code in the workplace:

•	business dress shall have a conservative and quiet style,

•	your clothes shall be neat and correspond to business dress standards adopted throughout the world,

•	avoid wearing garish and provocative colors,

•	female employees shall not wear short skirts, flashy jewellery and clothes exposing back and shoulders,

•	work wear and protective outfits shall be consistent with standards adopted by our Company, and

•	work wear shall be neat and tidy, and fit the body size; it shall be changed according to the Company’s rules.